06007840

AB 4/6/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 2006

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURUM CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ATLANTIC STREET, 4TH FLOOR
(No. and Street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LUCIANO NICASIO 1-203-358-9021x210
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 19 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLOMON AND NISLOW, P.A.
(Name - if *individual, state last, first, middle name*)

821 N. CHARLES ST.	BALTIMORE	MD	21201
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LUCIANO NICASIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURUM CAPITAL, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

2-28-2010
my commission expires

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to existing found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5.

**For conditions *of* confidential treatment *of* certain portions *of* this filing, see section 240.1 7a-5(e) (3).

AURUM CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

CONTENTS

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

SOLOMON AND NISLOW, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

BALTIMORE, MARYLAND
(410) 727-2717

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Aurum Capital, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Aurum Capital, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aurum Capital, LLC as of December 31, 2005, in conformity with accounting principles accepted in the United States of America.

Solomon and Nislow, P.A.

Baltimore, Maryland
March 23, 2006

Aurum Capital, LLC
Statement of Financial Condition
December 31, 2005

Assets

Current assets	
Cash	$ 10,216
Other receivables	1,420
Total Current Assets	$ 11,636

Liabilities and Members' Equity

Current liabilities	
Accounts payable	$ 3,000
Total current liabilities	3,000
Members' equity	$ 8,636
Total liabilities and member's equity	$ 11,636

See accompanying notes.

Aurum Capital
Notes to Statement of Financial Condition
December 31, 2005

Note 1 - Summary of Significant Accounting Policies

Organization and Background

Aurum Capital, LLC (the "Company") is a broker-dealer whose membership in the National Association of Securities Dealers, Inc. became effective April 17, 2000. The Company assists middle market and development stage companies in raising capital through the private placement of securities.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company is not subject to income taxes as the income or loss is includable in the tax returns of the members.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000.00 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2005, the Partner's "Net Capital" was $8,636, which exceeded requirements by $3,636, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.